UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
AGILYSYS, INC.
(Name of Issuer)
AGILYSYS, INC.
(Names of Filing Persons (Offeror and Issuer)
Common Shares, without par value
(Title of Class of Securities)

00847J105
(CUSIP Number of Class of Securities)

Copy to:
Rita A. Thomas, Esq. Vice President, Corporate Counsel and Assistant Secretary 6065 Parkland Boulevard Mayfield Heights, Ohio 44124 Telephone: (440) 720-8500	Arthur C. Hall III, Esq. Calfee, Halter & Griswold LLP 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 Telephone: (216) 622-8200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$111,000,000	$3,407.70

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 6,000,000 common shares at the maximum tender offer price of $18.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SIGNATURE
Exhibit (a)(1)(i)
Exhibit (a)(1)(ii)
Exhibit (a)(1)(iii)
Exhibit (a)(1)(iv)
Exhibit (a)(1)(v)
Exhibit (a)(1)(vi)
Exhibit (a)(1)(vii)
Exhibit (a)(5)(i)
Exhibit (a)(5)(ii)
Exhibit (d)(1)
Exhibit (d)(34)

INTRODUCTION
This Tender Offer Statement on Schedule TO relates to the offer by Agilysys, Inc., an Ohio corporation (the “Company”), to purchase up to 6,000,000 of its common shares, without par value (the “Shares”), at a price not greater than $18.50 nor less than $16.25 per Share (such per Share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 21, 2007 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the “Letter of Transmittal”), attached hereto as Exhibit (a)(1)(ii), which, together with any amendments or supplements to either, collectively constitute the “Tender Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Unless the context requires otherwise, all references to “Shares” shall include all the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items in this Schedule TO, as more particularly described below.
1. Summary term sheet.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
2. Subject company information.
(a) The name of the issuer is Agilysys, Inc., an Ohio corporation, and the address and telephone number of its principal executive offices are 2255 Glades Road, Suite 301E, Boca Raton, Florida 33431, (561) 999-8700.
(b) As of August 15, 2007, there were 31,437,014 Shares outstanding.
(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.
3. Identity and background of filing person.
The Company is the filing person. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
4. Terms of the transaction.
(a) The information set forth in the Offer to Purchase under the following Sections is incorporated herein by reference:
•	“Summary Term Sheet;”

•	“Introduction;”

•	Section 1 (“Number of Shares; Price; Priority of Purchase”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”)

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Information about Agilysys, Inc.”);

•	Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 13 (“Legal Matters; Regulatory Approvals”);

•	Section 14 (“United States Federal Income Tax Consequences”);

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”); and

•	Section 16 (“Fees and Expenses”).
(b) The information set forth in the Offer to Purchase under “Introduction” and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
5. Past contracts, transactions, negotiations and agreements.
The information set forth in the Offer to Purchase under “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
6. Purposes of the transaction and plans or proposals.
(a), (b) and (c) The information set forth in the Offer to Purchase under the following Sections is incorporated herein by reference:
•	“Summary Term Sheet;”

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); and

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”).
7. Source and amount of funds and other consideration.
(a), (b) and (d) The information set forth in the Offer to Purchase under the following Sections is incorporated herein by reference:
•	Section 7 (“Conditions of the Tender Offer”); and

•	Section 9 (“Source and Amount of Funds”).
8. Interest in securities of the subject company.
The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
9. Persons/assets retained, employed, compensated or used.
The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.
10. Financial statements.
(a) and (b) Not applicable.
11. Additional information.
(a) The information set forth in the Offer to Purchase under the following Sections is incorporated herein by reference:
•	Section 10 (“Information About Agilysys, Inc.”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 13 (“Legal Matters; Regulatory Approvals”); and

•	Section 16 (“Fees and Expenses”).
(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended from time to time, is incorporated herein by reference.

12. Exhibits.

(a)(1)(i)*	Offer to Purchase, dated August 21, 2007

(a)(1)(ii)*	Letter of Transmittal

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 21, 2007

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 21, 2007

(a)(1)(vi)*	Letter to Shareholders, dated August 21, 2007

(a)(1)(vii)*	Letter to Participants in The Retirement Plan of Agilysys, Inc., dated August 21, 2007

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)*	Summary Advertisement, dated August 21, 2007

(a)(5)(ii)*	Press Release, dated August 21, 2007

(b)	Not applicable

(d)(1)*	Amended and Restated Retirement Plan of Agilysys, Inc., effective as of January 1, 2006

(d)(2)	Credit Agreement among Agilysys, Inc., the Borrower party thereto, the Lenders party thereto, and LaSalle Bank National Association, as Administrative Agent, dated as of October 18, 2005, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed October 21, 2005 (File No. 000-05734)

(d)(3)	The Company’s Executive Officer Annual Incentive Plan, which is incorporated herein by reference to Exhibit B to the Company’s definitive Schedule 14A filed July 8, 2005 (File No. 000-05734)

(d)(4)	The Company’s Amended and Restated 1991 Stock Option Plan, which is incorporated herein by reference to Exhibit 4.1 to the Company’s Form S-8 Registration Statement (Reg. No. 033-53329)

(d)(5)	The Company’s Amended 1995 Stock Option Plan for Outside Directors, which is incorporated herein by reference to Exhibit 99.1 to the Company’s Form S-8 Registration Statement (Reg. No. 333-07143)

(d)(6)	Pioneer-Standard Electronics, Inc. 1999 Stock Option Plan for Outside Directors, which is incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 000-05734)

(d)(7)	Pioneer-Standard Electronics, Inc. 1999 Restricted Stock Plan, which is incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 000-05734)

(d)(8)	Pioneer-Standard Electronics, Inc. Supplemental Executive Retirement Plan, which is incorporated herein by reference to Exhibit 10(o) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2000 (File No. 000-05734)

(d)(9)	Pioneer-Standard Electronics, Inc. Benefit Equalization Plan, which is incorporated herein by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2000 (File No. 000-05734)

(d)(10)	Form of Option Agreement between Pioneer-Standard Electronics, Inc. and the optionees under the Pioneer-Standard Electronics, Inc. 1999 Stock Option Plan for Outside Directors, which is incorporated herein by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 000-05734)

(d)(11)	Employment agreement, effective April 24, 2000, between Pioneer-Standard Electronics, Inc. and Steven M. Billick, which is incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 000-05734)

(d)(12)	Pioneer-Standard Electronics, Inc. Senior Executive Disability Plan, effective April 1, 2000, which is incorporated herein by reference to Exhibit 10(v) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 000-05734)

(d)(13)	Non-Competition Agreement, dated as of February 25, 2000, between Pioneer-Standard Electronics, Inc. and Robert J. Bailey, which is incorporated herein by reference to Exhibit 10(w) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 000-05734)

(d)(14)	Change of Control Agreement, dated as of February 25, 2000, between Pioneer-Standard Electronics, Inc. and Robert J. Bailey, which is incorporated herein by reference to Exhibit 10(x) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 000-05734)

(d)(15)	Non-Competition Agreement, dated as of February 25, 2000, between Pioneer-Standard Electronics, Inc. and Peter J. Coleman, which is incorporated herein by reference to Exhibit 10(y) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 000-05734)

(d)(16)	Change of Control Agreement, dated as of February 25, 2000, between Pioneer-Standard Electronics, Inc. and Peter J. Coleman, which is incorporated herein by reference to Exhibit 10(z) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 000-05734)

(d)(17)	Amendment to the Pioneer-Standard Electronics, Inc. Supplemental Executive Retirement Plan dated January 29, 2002, which is incorporated herein by reference to Exhibit 10(x) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2002 (File No. 000-05734)

(d)(18)	Amended and Restated Employment agreement, effective April 1, 2002, between Pioneer-Standard Electronics, Inc. and James L. Bayman which is incorporated herein by reference to Exhibit 10(z) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2002 (File No. 000-05734)

(d)(19)	Employment agreement, effective April 1, 2002, between Pioneer-Standard Electronics, Inc. and Arthur Rhein which is incorporated herein by reference to Exhibit 10(aa) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2002 (File No. 000-05734)

(d)(20)	Amended and Restated Employment Agreement between Agilysys, Inc. and Arthur Rhein, effective December 23, 2005, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 30, 2005 (File No. 000-05734)

(d)(21)	Letter dated December 23, 2005 from Charles F. Christ to Arthur Rhein, which is incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 30, 2005 (File No. 000-05734)

(d)(22)	Amended and Restated Employment Agreement between Pioneer-Standard Electronics, Inc. and Arthur Rhein, effective April 1, 2003, which is incorporated by reference to Exhibit 10(cc) to the Company’s

Annual Report on Form 10-K for the year ended March 31, 2003 (File No. 000-05734)

(d)(23)	Amendment No. 1 to Employment Agreement, between Pioneer-Standard Electronics, Inc. and Steven M. Billick, effective April 1, 2002, which is incorporated by reference to Exhibit 10(dd) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2003 (File No. 000-05734)

(d)(24)	Amendment No. 1 to Change of Control Agreement and Non-Competition Agreement, dated as of January 30, 2003, between Pioneer-Standard Electronics, Inc. and Robert J. Bailey, which is incorporated by reference to Exhibit 10(ee) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2003 (File No. 000-05734)

(d)(25)	Amendment No. 1 to Change of Control Agreement and Non-Competition Agreement, dated as of January 30, 2003, between Pioneer-Standard Electronics, Inc. and Peter J. Coleman, which is incorporated by reference to Exhibit 10(ff) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2003 (File No. 000-05734)

(d)(26)	Employment Agreement dated June 30, 2003 between Martin F. Ellis and Pioneer-Standard Electronics (n/k/a Agilysys, Inc.), which is incorporated by reference to Exhibit 10(gg) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2004 (File No. 000-05734)

(d)(27)	Change of Control Agreement dated June 30, 2003 by and between Martin F. Ellis and Pioneer-Standard Electronics (n/k/a Agilysys, Inc.), which is incorporated by reference to Exhibit 10(hh) to the Company’s Annual Report on Form 10-K for the year ended March 31, 2004 (File No. 000-05734)

(d)(28)	Amendment No. 1 to Change of Control Agreement dated June 30, 2003 between Agilysys, Inc. and Martin F. Ellis, effective May 31, 2005, which is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 6, 2005 (File No. 000-05734)

(d)(29)	Non-Competition Agreement between Agilysys, Inc. and Martin F. Ellis, effective May 31, 2005, which is incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 6, 2005 (File No. 000-05734)

(d)(30)	Agilysys, Inc. 2006 Stock Incentive Plan, which is incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed August 3, 2006 (File No. 000-05734)

(d)(31)	Pioneer-Standard Electronics, Inc. 2000 Stock Option Plan for Outside Directors, which is incorporated by reference to Exhibit A to the

Company’s definitive Schedule 14A filed June 28, 2000 (File No. 000-05734)

(d)(32)	Amended and Restated Pioneer-Standard Electronics, Inc. 2000 Stock Incentive Plan, which is incorporated by reference to Exhibit B to the Company’s definitive Schedule 14A filed June 24, 2004 (File No. 000-05734)

(d)(33)	Rights Agreement, dated as of April 27, 1999, by and between the Company and National City Bank, which is incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A (File No. 000-05734)

(d)(34)*	Trust Agreement, dated as of August 1, 2004, by and between the Company and Investors Bank & Trust Company

(d)(35)	Second Amendment Agreement to the Credit Agreement among Agilysys, Inc., the Borrowers party thereto, the Lenders party thereto, and LaSalle Bank National Association, as Administrative Agent, which is incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed March 21, 2007 (File No. 000-5734)

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.
13. Information required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

By: /s/ Martin F. Ellis Name: Martin F. Ellis
Title: Executive Vice President, Treasurer and Chief
Financial Officer

Date: August 21, 2007